UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May, 2019

Commission File Number 001-38055

NETSHOES (CAYMAN) LIMITED

(Exact name of registrant as specified in its charter)

The Cayman Islands	98-1007784
(State of incorporation or organization)	(I.R.S. Employer Identification No.)

Rua Vergueiro 961, Liberdade

01504-001 São Paulo, São Paulo, Brazil

+55 11 3028-3528

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐            No  ☒

Netshoes Announces Receipt of Unsolicited Proposal from Grupo SBF S.A.

Netshoes (Cayman) Limited (NYSE: NETS) announces that it has received on May 23, 2019 an unsolicited proposal from Grupo SBF S.A., a sociedade anônima incorporated under the laws of Brazil and with shares listed in the Brazilian stock exchange (B3) under ticker “CNTO3” (“Centauro”), for purchase of all of the outstanding common shares of Netshoes through a merger transaction pursuant to which Netshoes shareholders would receive a payment in cash of US$2.80 for each share of Netshoes common stock.

As previously announced on April 29, 2019, following approval from the Netshoes’ board of directors, Netshoes entered into an Agreement and Plan of Merger (“Merger Agreement”) with Magazine Luiza S.A. and its wholly-owned subsidiary located in the Cayman Islands, under which Magazine Luiza S.A. would acquire all of the outstanding common shares of Netshoes at a price of US$2.00 per share in cash for each common share.  Also as announced on April 29, 2019, Magazine Luiza S.A. entered into a voting and support agreement with shareholders representing 47.9% of our capital stock, pursuant to which, among other things, each such shareholder has agreed to vote all common shares beneficially owned by such shareholder in favor of the adoption of the Merger Agreement and the approval of the Merger and the other transactions contemplated by the Merger Agreement.

Netshoes notified Magazine Luiza S.A. of the receipt of the Centauro proposal on May 23, 2019. In accordance with the terms of the Merger Agreement and its fiduciary obligations under the laws of the Cayman Islands, and in consultation with its financial and legal advisors, Netshoes’ board of directors will carefully review Centauro’s proposal to determine the course of action that it believes is in the best interest of the Netshoes’ stockholders. Pending the completion of such review, the Netshoes board has not made any determination as to whether Centauro’s proposal constitutes a superior proposal under the terms of the Merger Agreement.  Accordingly, the board reaffirms its existing recommendation of the transaction with Magazine Luiza S.A. without qualification.

Goldman Sachs & Co. LLC is acting as financial advisor to Netshoes. Simpson Thacher & Bartlett LLP, Demarest Advogados and Campbells are acting as legal advisors to Netshoes.

SIGNATURE

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereto duly authorized.

Netshoes (Cayman) Limited

By:	/s/ Marcio Kumruian
Name:	Marcio Kumruian
Title:	Chief Executive Officer

Date: May 23, 2019